THE CHILDREN’S PLACE, INC.
CLAWBACK POLICY

Introduction

The Children’s Place, Inc. (the “Company”) has determined that it is in the best interests of the Company to adopt a policy (the “Policy”) providing for the Company’s recoupment of bonus and/or equity awards that are awarded to members of Company management, including the Company’s executive officers (each, a “Participant”) under certain circumstances.

Clawback / Forfeiture for Breach or Misconduct

The Company’s annual Bonus Plan, including awards thereunder, and equity awards under the 2011 Equity Incentive Plan (each an “Award”) shall provide that the Human Capital and Compensation Committee (the “Committee”) may in its sole discretion cancel such Award if the Participant, while employed by or providing services to the Company or any Affiliate or after termination of such employment or service, violates a non- competition, non-solicitation, non-disparagement, non-disclosure covenant or agreement or otherwise has engaged in or engages in activity that is in conflict with or adverse to the interest of the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.

In addition, if Participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, as determined by the Committee in its sole discretion, the Participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such Award, the sale or other transfer of such Award, or the sale of shares of common stock acquired in respect of such Award, and must promptly repay such amounts to the Company.

To the extent required by applicable law (including without limitation Section 302 of the Sarbanes Oxley Act and Section 954 of the Dodd Frank Act) and/or the rules and regulations of NASDAQ or other securities exchange or inter-dealer quotation system on which the common stock is listed or quoted, or if so required pursuant to a written policy adopted by the Company (as in effect and/or amended from time to time), Awards shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements (and such requirements shall be deemed incorporated by reference into all outstanding Award agreements).

Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Participants, unless determined to be an abuse of discretion.

ADDENDUM TO CLAWBACK POLICY
as of August 10, 2023

The Company has adopted this clawback policy addendum (the “Addendum”) as a supplement to any other clawback policies in effect now or in the future at the Company. To the extent this Addendum applies to compensation payable to a person covered by this Addendum, it shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply; provided that, if such other policy provides that a greater amount of such compensation shall be subject to clawback, such other policy shall apply to the amount in excess of the amount subject to clawback under this Addendum. This Addendum shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D, the related listing rules of the national securities exchange or national securities association (“Exchange”) on which the Company has listed securities, Section 302 of the Sarbanes Oxley Act, Section 954 of the Dodd Frank Act, and, to the extent this Addendum is any manner deemed inconsistent with such rules, this Addendum shall be treated as retroactively amended to be compliant with such rules.

1.    Definitions. 17 C.F.R. §240.10D-1(d) defines the terms “Executive Officer,” “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received.” As used herein, these terms shall have the same meaning as in that regulation.

2.    Application of this Addendum. This Addendum shall only apply in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.    Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the issuer is required to prepare an accounting restatement as described in section 2 to this Addendum, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

a.    Notwithstanding the foregoing, this Addendum shall only apply if the Incentive-Based Compensation is Received (1) while the issuer has a class of securities listed on an Exchange and (2) on or after October 1, 2023.

b.    See 17 C.F.R. §240.10D-1(b)(1)(i) for certain circumstances under which this Addendum will apply to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

4.    Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to this Addendum (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid.

a.    For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

5.    The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or
(c)    below apply. The Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

a.    Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing this Addendum would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

b.    Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

c.    Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.    Committee decisions. Decisions of the Committee with respect to this Addendum shall be final, conclusive and binding on all Executive Officers subject to this Addendum, unless determined to be an abuse of discretion.

7.    No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

8.    Agreement to Addendum by Executive Officers. The Committee shall take reasonable steps to inform Executive Officers of this Addendum and obtain their agreement to this Addendum, which steps may constitute the inclusion of this Addendum as an attachment to any award that is accepted by the Executive Officer.